SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 5
                                 Final Amendment

                            (Name of Subject Company)

                    Winthrop Partners 79 Limited Partnership

                       A Massachusetts limited partnership

                              at $410 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

     Transaction Valuation*                          Amount of Filing Fee
            $820,000                                         $164
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 2,000 Units at a purchase price of $410 per Unit in the Partnership.

[X]  Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
--------------------------------------------------------------------------------

     Amount Previously Paid:   $164              Filing Party: Equity Resource
                                                               Lexington Fund LP

     Form of Registration No.: Schedule TO/A     Date Filed:   April 26, 2002
--------------------------------------------------------------------------------

================================================================================

                                 FINAL AMENDMENT

         This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on April 12, 2002 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 2,000 units (the "Units") of limited partnership interests in Winthrop Partners 79 Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at $410 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after April 12, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

         Item 4. Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

                  The Offer expired at 12:00 Midnight, Eastern Time, on June 3, 2002. Pursuant to the Offer, the Purchaser has accepted an aggregate of 106.86 Units at a price of $410 per Unit, net to the sellers in cash, for an aggregate amount of $43,812.60.

                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 18, 2002      Equity Resource Lexington Fund Limited Partnership,
                                   a Massachusetts limited partnership

                                   By:  /s/ Eggert Dagbjartsson
                                      ---------------------------------------
                                            Eggert Dagbjartsson
                                            General Partner

                                   Equity Resources Group, Inc.
                                   A Massachusetts Corporation

                                   By:  /s/ Eggert Dagbjartsson
                                      ---------------------------------------
                                            Eggert Dagbjartsson
                                            Executive Vice President

                                   Eggert Dagbjartsson

                                   By:  /s/ Eggert Dagbjartsson
                                      ---------------------------------------
                                            Eggert Dagbjartsson
                                            Eggert Dagbjartsson

                                  EXHIBIT INDEX

--------------------------------------------------------------------------------

Exhibit No.                       Description
--------------------------------------------------------------------------------
(a)(1) -          Offer to Purchase, dated April 12, 2002*
--------------------------------------------------------------------------------
(a)(2) -          Transmittal letter, dated April 12, 2002*
--------------------------------------------------------------------------------
(a)(3) -          Agreement of Sale*
--------------------------------------------------------------------------------
(a)(4)            Summary Advertisement*
--------------------------------------------------------------------------------
(a)(5)--          Letter, dated April 26, 2002, from the Purchaser to the
                  limited partners of the Partnership*
--------------------------------------------------------------------------------
(a)(6)--          Agreement of Sale and Assignment*
--------------------------------------------------------------------------------
(a)(7)--          Press release, dated April 26, 2002*
--------------------------------------------------------------------------------
(a)(8)--          Agreement of Sale and Assignment*
--------------------------------------------------------------------------------
(a)(9)--          Press release, dated May 13, 2002*
--------------------------------------------------------------------------------
(a)(10)--         Transmittal letter, dated May 20, 2002*
--------------------------------------------------------------------------------
(a)(11)--         Press release, dated May 20, 2002*
--------------------------------------------------------------------------------
(b) -             Not applicable.
--------------------------------------------------------------------------------
(c) -             Not applicable.
--------------------------------------------------------------------------------
(d) -             Agreement between Purchaser and General Partner*
--------------------------------------------------------------------------------
(e) -             Not applicable.
--------------------------------------------------------------------------------
(f) -             Not applicable.
--------------------------------------------------------------------------------
(g)               Not applicable
--------------------------------------------------------------------------------
(h)               Not applicable.
--------------------------------------------------------------------------------
* Previously filed